UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K



                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)
|X|    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

        For the fiscal year ended December 31, 2004

                                                        OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from         to

                        Commission File Number 000-50485

[GRAPHIC OMITTED]

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           CENTRAL FREIGHT LINES, INC.
                               401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           CENTRAL FREIGHT LINES, INC.
                               5601 W. WACO DRIVE
                                WACO, TEXAS 76702



                          CENTRAL FREIGHT LINES, INC.
                               401(k) Savings Plan

                                TABLE OF CONTENTS


The Central Freight Lines, Inc. 401(k) Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Accordingly, in lieu of the requirements of Items 1 - 3 of Form 11-K, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules are filed as part of this annual report:


                                                                                                                    Page
                                                                                                                   Number


Report of Independent Registered Public Accounting Firm..............................................                 1

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003.....................                 2

Statement of Changes in Net Assets Available for Benefits for the Years ended December 31, 2004 and 2003              3

Notes to Financial Statements........................................................................             4 - 7

Supplemental Schedule: *

     Schedule H, Line 4.i. - Schedule of Assets (Held at End of Year)................................                 8

Exhibits

Exhibit 23.1      Consent of Independent Registered Public Accounting Firm



*
     Other  schedules  required by 29 CFR  2520.103-10  of the  Department  of Labor's  Rules and  Regulations  for
     Reporting and Disclosure under ERISA have been omitted because they are not applicable.


                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM


The Plan Sponsor of the
Central Freight Lines, Inc. 401(k) Savings Plan

     We have audited the accompanying statements of net assets available for benefits of the Central Freight Lines, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Pattillo, Brown & Hill, L.L.P.

Waco, Texas
June 24, 2005




401 WEST HIGHWAY 6   P. O. BOX 20725  WACO, TX 76702-0725  (254) 772-4901
         FAX: (254) 772-4920  www.pbhcpa.com
AFFILIATE OFFICES: BROWNSVILLE, TX (956) 544-7778  HILLSBORO, TX (254) 582-2583
                   TEMPLE, TX (254) 791-3460  ALBUQUERQUE, NM (505) 266-5904

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


                           CENTRAL FREIGHT LINES, INC.
                               401(k) Savings Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2004 AND 2003



                                                                                2004                          2003
                                                                      --------------------------    --------------------------

ASSETS
   Investments, at fair value:
      Mutual funds                                                    $       120,215,249             $     119,950,750
      Interest in collective trust fund                                        14,228,555                    16,514,299
      Company stock                                                                19,637                             -
      Participant loans                                                         9,519,988                     9,309,499
                                                                             ------------                  ------------
                                                                              143,983,429                   145,774,548

   Contributions receivable - employer                                            519,097                       488,294
   Contributions receivable - employee                                            213,482                             -
                                                                             ------------                   ------------

            Net Assets Available for Benefits                         $       144,716,008             $     146,262,842
                                                                      ====================            ==================



See accompanying notes to financial statements.


                          CENTRAL FREIGHT LINES, INC.
                               401(k) Savings Plan
                      STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2004



                                                                                                                 2004
                                                                                                           ----------------

ADDITIONS
  Additions in net assets attributed to:
        Investment income:
          Net appreciation (depreciation) in fair value
           of investments                                                                                  $     5,905,726
          Interest and dividends                                                                                 4,687,350
         Contributions:
          Participants                                                                                           6,666,489
          Employer                                                                                               2,164,681
                                                                                                           -----------------
              Total Additions                                                                                   19,424,246

DEDUCTIONS
  Deductions in net assets attributed to:
        Benefits paid to participants                                                                           20,932,853
        Administrative expenses                                                                                     38,227
                                                                                                           -----------------
              Total Deductions                                                                                  20,971,080
                                                                                                           -----------------

NET INCREASE (DECREASE)                                                                                         (1,546,834)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                                                            146,262,842
                                                                                                           -----------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                                                              $   144,716,008
                                                                                                           =================




See accompanying notes to financial statements.


                           CENTRAL FREIGHT LINES, INC.
                               401(k) Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2003



1. DESCRIPTION OF PLAN

The following description of Central Freight Lines, Inc.'s (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all fulltime employees of the Company who have three months of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants are permitted to contribute up to the lessor of 20% of their annual compensation or $13,000 for 2004 and $12,000 for 2003 to the Plan on a tax-deferred basis. Participants may also contribute an additional 1% to 10% on an after-tax basis with total contributions not exceeding 20% of their annual compensation. The Company contributes a matching amount of participants' eligible contributions, ranging from 50% to 100% of each participant's eligible contributions, up to 5% of the employee's earnings. The matching percentage is calculated quarterly based on an operating ratio, which is defined in the Plan agreement. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers 22 mutual funds, a collective trust fund, and Company stock as investment options for participants.

Profit-sharing amounts may be contributed at the option of the Company's Board of Directors and are allocated to participant accounts on the last day of the Plan's fiscal year based on an equal dollar amount per participant. No discretionary contributions were made during 2004 and 2003. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of Plan earnings and charged with an allocation of administration expenses. Allocations are based on participant annual earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


(continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions is graduated at 20% per year, beginning at 40% at the end of the second year of service, up to 100% after the earlier of five full years of service, age 59, death or total disability.

Participants' Loans

Participants may borrow from the vested portion of their account balance a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Plan loans must be repaid within five years; however, if the loan is used to acquire a principal residence of the participant, the loan may be repaid within 10 years. Rates of interest range from 5% to 10.5%.

Payment of Benefits

On termination of service, a participant may elect to receive (i) an immediate lump sum payment; (ii) a deferred lump sum in cash; or (iii) periodic installments over a period not to exceed the life expectancy of the participant and beneficiary for the vested portion of the participant's account. Additionally, participants whose account balance was transferred from the Jaguar Fast Freight, Inc. 401(k) Savings Plan may elect to receive (i) an annuity for life; (ii) an annuity for life, and upon death, a 100%, 66(2)/3%, or 50% annuity for the participant's spouse; or (iii) an annuity for the joint lives of the participant and spouse with 100%, 66(2)/3%, or 50% of such amount payable after the death of both participant and spouse, or (iv) an annuity for life with installment payments for a certain period (limited to life expectancy).

Forfeitures

A forfeiture is the non-vested portion of a terminated participant's account balance. These forfeitures are used first to pay Plan fees and expenses and then reduce Company contributions in the year the forfeitures occurred.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.




(continued)

Investments

The Plan's investments in units of the collective trust fund, mutual funds and Company stock are accounted for at fair value as determined by quoted market prices. Participant loans are valued at the unpaid principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting periods. Actual results could differ from those estimates.


3.    INVESTMENTS

The following table presents the investments at December 31, 2004 and 2003, all of which are participant directed. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                                                       2004                             2003
                                                                                 ----------------                 ----------------

Investments at fairvalue as determined
  by quoted market price:
     Mutual Funds:
        Fidelity U.S. Bond Index                                                  $    36,941,619                  $    41,305,538
        Fidelity Dividend Growth Fund                                                  27,650,229                       35,054,138
        Vanguard Institutional Index Fund                                              24,168,737                       24,836,631
        Columbia Acorn Fund - Class Z                                                   8,306,763                              -
        Others                                                                         23,147,901                       18,754,443
                                                                                 ----------------                  ----------------
            Total Mutual Funds                                                        120,215,249                      119,950,750
                                                                                 ----------------                  ----------------

  Interest in Collective Trust Fund:
    Fidelity Managed Income Portfolio                                                  14,228,555                       16,514,299
                                                                                 ----------------                  ----------------
        Total Interest in Collective Trust Fund                                        14,228,555                       16,514,299

  Company stock:
    Central Freight Lines, Inc. common stock                                               19,637                              -
                                                                                 ----------------                  ----------------
        Total Company stock                                                                19,637                              -

  Investments at Estimated Fair Value
    Unpaid principal of participants' loans
     (5% - 10.5%)                                                                       9,519,988                        9,309,499
                                                                                 ----------------                  ----------------
                                                                                   $  143,983,429                      145,774,548
                                                                                 ================                  ================


3.    INVESTMENTS

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                        2004
                                                    ------------
           Mutual Funds                             $ 5,905,726
                                                    ============




4.    TRUSTEE CERTIFICATION

As of and for the year ended December 31, 2004, the investment and related activity for which the statement of net assets available for Plan benefits, the statement of changes in net assets available for Plan benefits, and the supplemental schedules were derived, has been certified by the Trustee of the Plan, as being complete and accurate as required by 29 CFR 2520, 103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.


5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.


6.    TAX STATUS

The Plan was amended and restated on March 1, 2002, to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The provisions of the Plan amendment are effective for the year ended December 31, 2002, and do not have a significant effect on net assets. The Plan obtained its latest determination letter on April 16, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


7.    PARTY-IN-INTEREST TRANSACTIONS

All Plan investments are managed by Fidelity Investments Institutional Operations Company, Inc. Fidelity Investments Institutional Operations Company, Inc. is trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan added Company stock as an investment election in January 2004. At December 31, 2004, the Plan held investments in Company common stock with fair value of $19,637.The Plan has not considered Company contributions to the Plan or benefits paid by the Plan for participants as party-in-interest transactions.

CENTRAL FREIGHT LINES
401(K) SAVINGS PLAN
PLAN SPONSOR'S EMPLOYER IDENTIFICATION NUMBER (EIN) - 91-1811311
PLAN NUMBER (PN) - 001

SCHEDULE H, PART 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
   AS OF DECEMBER 31, 2004


------- ------------------------------- ---------------------------------------------------------- ------ --------------------
 (a)                 (b)                                           (c)                              (d)           (e)
         Identity of issue, borrower,      Description of investment including maturity date,      Cost      Current Value
           lessor or similar party         rate of interest, collateral, par or maturity value
------- ------------------------------- ---------------------------------------------------------- ------ --------------------

                                        Mutual funds:

        Pacific Mgmt                       PIMCO Total Return Fund - Admin                                   $      496,602

        Columbian Mgmt                     Columbia Acorn Fund - Class Z                                          8,306,763

        Vanguard Group                     Vanguard Institutional Index Fund                                     24,168,737

        Dodge & Cox                        Dodge & Cox Stock Fund                                                 5,924,651

        Artisan Partners                   Artisan Mid Cap Fund                                                     829,315

        Lord, Abbett & Co.                 Lord Abbett Mid Cap Value Fund                                           965,285

        Capital Mgmt                       Growth Fund of America - Class R4                                        653,369

        NFJ Inv Group                      PIMCO NFJ Small Cap Value Fund                                           779,891

  *     Fidelity                           Fidelity Diversified International Fund                                2,150,764

  *     Fidelity                           Fidelity Dividend Growth Fund                                         27,650,229

  *     Fidelity                           Fidelity Freedom Income Fund                                           1,069,414

  *     Fidelity                           Fidelity Freedom 2010 Fund                                             1,291,207

  *     Fidelity                           Fidelity Freedom 2020 Fund                                             4,675,223

  *     Fidelity                           Fidelity Freedom 2030                                                  3,730,955

  *     Fidelity                           Fidelity U. S. Bond Index Fund                                        36,941,619

  *     Fidelity                           Fidelity Freedom 2040 Fund                                                14,578

  *     Fidelity                           Fedility Freedom 2000 Fund                                                56,594

  *     Fidelity                           Fidelity Retirement Money Market                                          57,671

  *     Fidelity                           Fidelity Freedom 2005                                                    114,214

  *     Fidelity                           Fidelity Freedom 2015                                                     75,502

  *     Fidelity                           Fidelity Freedom 2025                                                    184,888

  *     Fidelity                           Fidelity Freedom 2035                                                     77,778

                                                   Total Mutual funds                                           120,215,249

                                        Collective trust fund:

  *     Fidelity                           Fidelity Managed Income Portfolio                                     14,228,555

                                                   Total Collective trust fund                                   14,228,555

                                        Company stock:

  *     Central Freight Lines, Inc.        Central Freight Lines, Inc. Common stock                                  19,637

                                                    Total Company stock                                              19,637

  *     Participant Loans
                                       Notes bearing interest from 5% to 10.5%
                                              with various due dates                                              9,519,988

                                                    Total Participant loans                                       9,519,988

                                                       Total Investments                                  $     143,983,429


  *     Represents a party-in-interest to the Plan.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           CENTRAL FREIGHT LINES, INC.
                               401(K) SAVINGS PLAN



By: /s/ Robert V. Fasso
        Robert V.  Fasso,  on behalf of Central  Freight
        Lines, Inc. as the Plan Administrator

        Date:  June 29, 2005

                                  Exhibit 23.1

            Consent of Independent Registered Public Accounting Firm


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-114721) of Central Freight Lines, Inc. of our report dated June 24, 2005 appearing in this Annual Report on Form 11-K of Central Freight Lines, Inc. 401(k) Savings Plan for the year ended December 31, 2004.

/s/ Pattillo, Brown & Hill, L.L.P.

Waco, Texas
June 29, 2005